   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1999
                                            REGISTRATION STATEMENT NO. 333-90181


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ---------------------------


                                WAVO CORPORATION
             (Exact name of registrant as specified in its Charter)
--------------------------------------------------------------------------------

         INDIANA                                                 86-0491428
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)
--------------------------------------------------------------------------------
                        3131 E. CAMELBACK RD., SUITE 320
                             PHOENIX, ARIZONA 85016
                                 (602) 952-5500
         (Address, including zip code, and telephone number, including area code, of principal executive offices)
                         -------------------------------

                     DAVID E. DEEDS, CHIEF EXECUTIVE OFFICER
                                WAVO CORPORATION
                        3131 E. CAMELBACK RD., SUITE 320
                             PHOENIX, ARIZONA 85016
                                 (602) 952-5500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                        --------------------------------

                  COPY TO:                                                                COPY TO:
           DOUGLAS J. REICH, ESQ.                                                 STEVEN D. PIDGEON, ESQ.
              WAVO CORPORATION                                                     SNELL & WILMER L.L.P.
      3131 E. CAMELBACK RD., SUITE 320                                              ONE ARIZONA CENTER
           PHOENIX, ARIZONA 85016                                               PHOENIX, ARIZONA 85004-0001
               (602) 952-5500                                                          (602) 382-6000
             FAX (602) 952-5517                                                      FAX (602) 382-6070

                         -------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


                                                           Proposed Maximum       Proposed Maximum
      Title of Each Class of            Amount to be        Offering Price           Aggregate              Amount of
    Securities to be Registered         Registered(1)        Per Share (2)         Offering Price        Registration Fee(3)
    ---------------------------         -------------        -------------         --------------        ----------------
Common Shares Issuable Upon             6,126,826 Shares         $3.859               $23,643,421         $6,572.87
Conversion of Preferred Stock and
as Dividends Thereon

Common Shares Issuable Upon               900,000 Shares         $3.859               $ 3,473,100         $  965.52
Exercise of Warrants

Total                                   7,026,826 Shares                              $27,116,521         $7,538.39




(1) Shares of common stock that may be offered pursuant to this Registration Statement consist of 6,126,826 shares issuable upon conversion of and as dividends upon 1,500 shares of Series D Convertible Preferred Stock, and 900,000 shares issuable upon exercise of certain related warrants. For purposes of estimating the number of shares of Common Stock to be included in this Registration Statement, we included (i) 5,743,899 shares, representing 150% of the number of shares of common stock issuable in connection with the conversion of the Series D Convertible Preferred Stock, determined as if the Series D Convertible Preferred Stock were converted in full at the conversion price of $3.9172 as of November 1, 1999; plus (ii) 382,927 shares, representing 100% of the number of shares of common stock issuable as 12 months of accrued dividends on the Series D Convertible Preferred Stock as if such dividends were paid in full at the price of $3.9172 per share as of November 1, 1999; plus (iii) 900,000 shares, representing 100% of the number of shares of common stock issuable upon exercise of the warrants.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices of the common stock on November 1, 1999, as reported by the Nasdaq National Market.


(3) Previously paid.


                       ----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                  Subject to Completion, dated December 23, 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THE SECURITIES OFFERED BY THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                WAVO CORPORATION
                             7,026,826 Common Shares




         This prospectus relates to 7,026,826 shares of common stock of Wavo Corporation which may be sold from time to time by the selling shareholders named herein, or their transferees, pledgees, donees or successors.


         The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The shareholders may sell the common stock through ordinary brokerage transactions, directly to market makers of our shares, or through any other means described in the section entitled "Plan of Distribution" beginning on page 17. We cannot assure you that the selling shareholders will sell all or any portion of the common stock offered hereby.


         We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

         Our common stock is traded on the Nasdaq National Market under the symbol "WAVO."

         We are an Indiana corporation formed on November 13, 1990. Our principal executive offices are located at 3131 E. Camelback Rd., Suite 320, Phoenix, Arizona and our telephone number is (602) 952-5500.


                          -----------------------------


         BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.



               The date of this prospectus is December ____, 1999.


                            -------------------------

                                TABLE OF CONTENTS


                                                                                                               Page
WAVO Corporation.............................................................................................    1

Recent Developments..........................................................................................    2

Risk Factors.................................................................................................    3

Use of Proceeds..............................................................................................   10

Selling Shareholders.........................................................................................   10

Description of Securities....................................................................................   10

Plan of Distribution.........................................................................................   13

Legal Opinions...............................................................................................   14

Experts......................................................................................................   14

Where You Can Find More Information..........................................................................   14


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.


         THE COMMON STOCK IS NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

         YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                                WAVO CORPORATION

         We provide technologies, products, and services that enable people and enterprises to more efficiently receive, manage and productively use all types of information. Our technologies and services aggregate, filter, customize and distribute content in text, graphics, audio, and video form using a wide range of television, radio, and satellite broadcast infrastructures and the Internet.

         Our operations consist of the following service and product areas:

         VIRGIN JAMCAST: In September 1999, through a collaboration with Virgin Entertainment Group, we launched a new entertainment-focused offering called Virgin JamCast. This product will provide users with digital music files that are delivered via the Internet or broadcast to their personal computer, or PC, 24 hours a day over the television signal used by the Public Broadcasting System, or PBS. The service will enable PC users to download, store, listen to and purchase digital music or purchase CDs at their home or business. The JamCast product is built upon the same technology used in providing our WaveTop service.

         NEWSPAK: NewsPak is the latest release in our suite of Internet-driven broadcasting solutions that delivers news content from 34 sources generating more than 2000 stories a day. It allows web site operators and developers to put pre-licensed, real-time news from well-known content sources on their sites quickly and with minimum effort. Generally adding news to a website had been a complex and difficult task involving time consuming negotiations with content providers, the challenge of processing a variety of news from different sources in different formats, and the purchase of expensive equipment and software. NewsPak makes real time news immediately available for subscribers' websites with the potential to add more site value and repeat visitors.

         eWATCH: Our eWatch(TM) service provides a comprehensive Internet monitoring service to our customers. This service monitors the Internet, including public discussion and bulletin boards and web sites, for information requested by our customers, and delivers the filtered results of the monitoring to our customers daily via E-mail or the Internet. eWatch currently monitors approximately 250,000 Internet postings per day. Typically, monitoring involves messages and information related to the customer and its business, or that of others, such as their competitors. We currently have more than 600 customers for whom we provide this service.

         WAVETOP: WaveTop is an Internet-like consumer-based entertainment and programming service that is broadcast to PCs, in the home. WaveTop is a free service that offers a variety of "channels", including broadcast news, sports, games, family, and other popular information content. WaveTop operates by transmitting data directly to the users' home PCs via television signals that are received by TV tuner cards installed in the PCs. By using existing television signals rather than telephone lines or cable, WaveTop can provide large streaming multimedia content, including audio, video, software and real-time data, without the bandwidth limitations of traditional Internet transmission methods. We began offering WaveTop in April 1998. We seek to generate revenues for WaveTop primarily from advertiser-sponsors and content provider-sponsors for our various channels, and seek to generate additional revenue through:

         - revenue-sharing opportunities with on-line service providers and electronic commerce vendors;

         -        licensing our WaveTop-related technology;

         -        creating subscriber-based premium channels; and

         -        pay-per-view downloads.


         NEWSCAST: Our Newscast(TM) service delivers custom filtered business information from over 4,500 sources to more than 200,000 of our customers' employees, associates, and members, through the Internet, extranets, and corporate intranets. Newscast uses patented filtering and pattern matching technology to filter over 80,000 articles, reports, documents and transcripts per day from leading national and international sources and deliver customized news and information to our customers on a real time basis. Throughout the day this data and information is transmitted directly to our customers' computers, or internal systems, for immediate and easy access. For example, we provide our customers in banking and financial services with real-time news and information about the economy and our customers in manufacturing with real-time news and information about supplies, transportation, and other stories that affect their industry. Our Newscast service saves our customers time and resources by quickly, efficiently and automatically searching thousands of sources to retrieve the specific information they need. In addition to maintaining our current customers, we are focused on increasing our market share by targeting Fortune 2000 companies.

         DIGITAL MEDIA SERVICES: Our Digital Media Services provide end-to-end satellite, FM radio signal, cable, Internet, and land-based data broadcast communications solutions to companies that send all types of information, from news, stock quotes and sports scores to digital background music, to their customers at more than 90,000 sites worldwide.

         Our customers include the Associated Press, Business Wire, Dow Jones, Knight-Ridder/Tribune, PR Newswire, Reuters and Thomson Financial Services. We also sell satellite receiver equipment and build data broadcast systems that enable customers, such as the Muzak DBS Division, Standard & Poor's ComStock and AEI Music Network, to create their own communication networks.

                               RECENT DEVELOPMENTS

         JamCast.com, Inc. was formed as a collaboration between Wavo Corporation and Virgin Entertainment Group in September 1999. In return for its contributions, including its agreement to provide $15 million of in-store promotions over the next three years, Virgin Entertainment Group received a 25% equity stake in JamCast.com, Inc. We own the remaining 75% interest in JamCast.com. We also granted to Virgin warrants to purchase one million shares of our common stock, 500,000 of which may be acquired at an exercise price of $4.00 per share and the remaining 500,000 shares of which may be acquired at an exercise price of $5.00 per share.


         In September 1999, we entered into a loan modification agreement with Silicon Valley Bank in order to expand our credit facility, among other things. In connection with this agreement, we issued to Silicon Valley Bank a warrant to purchase 7,500 shares of our common stock at an exercise price of $5.42 per share. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

                                  RISK FACTORS

         BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS SET FORTH BELOW. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

WE HAVE A HISTORY OF LOSSES AND MAY NEVER BECOME PROFITABLE

         We have generated relatively limited revenues from operations and incurred significant expenses in developing our products and services. As a result, we have realized net losses each year since our inception in November 1990. We incurred net losses of approximately $8.6 million in 1996, approximately $19.8 million in 1997, and approximately $28.5 million in 1998. As of December 31, 1998, we had an accumulated deficit of approximately $96.3 million. We expect to incur significant operating losses through the end of 1999 and may continue to incur operating losses after 1999. Given our history of losses, limited revenues from operations and significant expenses, we may never become profitable.

IF WE DO NOT GENERATE WIDESPREAD DEMAND FOR OUR VIRGIN JAMCAST AND NEWSPAK SERVICES WE MAY NEVER BECOME PROFITABLE

         To become profitable, we need to generate broad-based market acceptance for our recently announced two new services, Virgin JamCast and NewsPak. In addition to achieving widespread consumer demand, the success of our various services depends on our ability to meet the following objectives, none of which we may achieve.

         - attracting and retaining the most popular information providers;

         - including our software and technology in products manufactured by others, including personal computers, TV tuner boards, set top boxes and other consumer products; and

         - generating significant revenues through e-commerce, technology licensing and other opportunities.

IF WE DO NOT SIGNIFICANTLY EXPAND THE MARKETS FOR OUR NEWSCAST, DIGITAL MEDIA AND eWATCH SERVICES WE MAY NEVER BECOME PROFITABLE

         Our profitability also depends on expanding the market for our Newscast, Digital Media and eWatch services. The markets for these services also are relatively new and evolving. Increasing our share of this market depends on meeting the following objectives, none of which we may achieve.

         - demonstrating a technological or economic advantage over our competitors;

         -        providing strong customer service to support these services;

         -        attracting and retaining information providers; and

         -        increasing sales through our direct sales force.


WE MAY ISSUE ADDITIONAL SHARES AND DILUTE YOUR OWNERSHIP PERCENTAGE



         Certain events over which you have no control could result in the issuance of additional shares of our common stock, which may dilute your ownership percentage in Wavo Corporation. We may issue additional shares of common stock or preferred stock:



         -        to raise additional capital or finance acquisitions;



         - upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock; or



         -        in lieu of cash payment of dividends.



         As of December 15, 1999, there were outstanding convertible preferred shares, warrants, and options to acquire up to approximately 15,240,406 additional shares of common stock at prices ranging from $3.931 to $13.51 per share. If converted or exercised, these securities will dilute your percentage ownership of common stock. These securities, unlike the common stock, provide for antidilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions, and, in some cases, major corporate announcements. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise may increase. For additional information regarding the number of additional shares that may be issued at various assumed conversion prices, see the table on page 11 under "Description of Securities."




WE MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL THAT HAVE RIGHTS SENIOR TO THOSE OF COMMON SHAREHOLDERS

         Our Board of Directors has the authority to issue a total of up to 25,000,000 shares of preferred stock and to fix the rates, preferences, privileges, and restrictions, including voting rights, of the preferred stock, which typically are senior to the rights of the common shareholders, without any further vote or action by you and the other common shareholders. Your rights will be subject to, and may be adversely affected by, the rights of the holders of the preferred stock that have been issued, or might be issued in the future. Preferred stock also could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Wavo Corporation. This could delay, defer, or prevent a change in control. Furthermore, holders of preferred stock may have other rights, including economic rights, senior to the common stock. As a result, their existence and issuance could have a material adverse effect on the market value of the common stock. We have in the past issued, and, may from time to time in the future issue, preferred stock for financing or other purposes with rights, preferences, or privileges senior to the common stock.


OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE UNLESS WE ADAPT TO RAPID TECHNOLOGICAL CHANGE AND FREQUENT NEW PRODUCT INTRODUCTIONS BY OUR COMPETITORS

         The markets for our products and services experience rapid technological change, frequent new product introductions, and evolving industry standards. Rapid technological change and new product introduction could render one or more of our products or services obsolete or place us at a competitive disadvantage. Accordingly, we believe that our success depends upon our ability to anticipate changes in consumer preferences, develop and market products and services that incorporate new technologies, and enhance and expand our existing product lines and services to keep pace with competing products. We will need to spend significant amounts of capital to develop, market and enhance our products and services to meet and take advantage of technological changes. Our failure to anticipate or adapt to technological change or evolving industry standards, and to successfully introduce new products and services, could materially and adversely affect our business.

WE MAY NOT SUCCEED UNLESS WE ARE ABLE TO SUCCESSFULLY ADDRESS THE DIFFERENT COMPETITIVE CHALLENGES IN EACH OF OUR MARKETS

         Each of the markets in which we compete presents different competitive challenges. For example, we currently offer our Virgin JamCast and WaveTop services primarily to PC users at home and provide our NewsPak. Newscast, eWatch and Digital Media services primarily to business users. We must respond to different competitive challenges and compete with a different set of competitors in each of our markets. In addition, with the rapid expansion of the Internet, the number of companies that can provide similar products and services in each of our markets is growing significantly. As a result, we expect that more competitors will enter the markets in which we operate. Increased competition may result in price reductions, reduced gross margins and loss of market share.

         The data broadcasting and information services industry is intensely competitive, rapidly changing and significantly affected by new product introductions and other market activities. Each of the markets in which we operate includes numerous competitors with well recognized brand names that provide products and services that compete with those we offer, including, but not limited to:


         - several e-commerce and music companies in the Internet business;

         - the regional Bell operating companies, AP SatNet and Data Broadcasting Corporation in the data broadcasting business;

         - Reed Elsevier, Inc.'s LEXIS/NEXIS(R), and NewsEDGE corporation in the electronic information access and processing business market;

         - America Online, @Home, Compuserve, and Yahoo!, among others, in the Internet-based consumer information and entertainment market; and

         -        Scientific-Atlanta, Inc., in the satellite equipment business.

         Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales, marketing, distribution, technical and other resources. Given these competitive disadvantages, we may not be able to compete effectively against these competitors. Our inability to compete would have a material adverse effect on our business. These competitors may be able to adapt to new or emerging technologies and changes in customer requirements more quickly than we can. They might also be able to devote greater resources to the development, promotion and sale of competing products and services.

WE MAY LOSE THE EXCLUSIVE RIGHT TO USE TECHNOLOGY REQUIRED TO OPERATE NEWSCAST THEREBY OPENING THE WAY FOR DIRECTLY COMPETITIVE PRODUCTS

         A portion of the technology critical to the operation of Newscast, including the Fast Data Finder technology that filters information from vast amounts of data, is licensed from third parties. Under a license from Paracel, Inc., we have been granted exclusive rights to software associated with the use of the Fast Data Finder and the Newscast technologies through May 29, 2002, and non-exclusive rights after that time. After May 29, 2002, Paracel could license its technology, including Fast Data Finder technology, to other parties. If this were to occur, these other parties may compete with us or offer similar products. This would likely have a material adverse effect on our business.

THIRD PARTY INFORMATION PROVIDERS MAY TERMINATE OR CHOOSE NOT TO RENEW AGREEMENTS TO PROVIDE CONTENT WHICH WOULD ADVERSELY AFFECT OUR SERVICE OFFERINGS

         We currently rely on a number of content and information providers to supply entertainment, news, and other information we offer through our various services. Our agreements with information providers are generally for a term of one or more years. The termination of or failure to renew one or more significant information provider agreements would decrease the available entertainment, news and information that we can offer our customers. Many of the agreements automatically renew unless notice of termination is provided before the end of the term by either party. However, most of these agreements may be terminated by the information provider if we fail to fulfill our obligations under the agreement and some agreements are terminable at will. We cannot guarantee that an information provider will not terminate its agreement with us or that it will choose to renew the agreement at the end of its term.

PBS NATIONAL DATACAST, INC. MAY TERMINATE OUR AGREEMENT TO BROADCAST DATA WHICH COULD PRECLUDE US FROM OFFERING KEY SERVICES

         The success of our Virgin JamCast service also will depend to a large degree on our relationship with PBS National Datacast, Inc. We have entered into an agreement with PBS National Datacast under which our services will be broadcast through the television signals transmitted by PBS member stations. If PBS National Datacast were to terminate our agreement, we likely would not be able to broadcast these services over television signals without interruption, if at all. The agreement expires on January 1, 2002. We have an option to extend the term for an additional five years. However, PBS National Datacast may terminate the agreement if we fail to comply with the provisions of the agreement, breach the agreement, or are in default under the agreement. We do not have any arrangements with other television broadcasters to provide alternative transmission of these services and do not currently intend to enter into any other alternative arrangements. Alternative methods of transmission may present significant barriers we would have to overcome in order to make use of them. Any alternative broadcaster would likely be unable to offer the same geographic coverage of transmission as PBS.

FAILURE OR DISRUPTION OF OUR TELECOMMUNICATIONS SYSTEMS MAY DISRUPT OUR OPERATIONS AND SERVICE OFFERINGS TO OUR CUSTOMERS

         Our customers rely on our ability to provide and distribute information 24 hours a day seven days a week without failures. As a result, our business depends to a significant extent on our ability to maintain continuous operation of our computer and telecommunications systems. Any damage to or loss of our computer and telecommunications networks, including our network operations centers, or damage to or loss of any third party controlled systems, including satellites or those operated by Internet service providers, could have a material adverse effect on our business. Our systems may suffer damage or disruption from fire, natural disaster, power loss, telecommunications failure, or similar events. Our operations also depend in significant part on our network operations centers in Phoenix, Arizona, Dallas, Texas, and Salt Lake City, Utah. Although we have arranged for off-site back-up for our network control, this arrangement does not eliminate the significant risk to our operations from a natural disaster or system failure. In addition, growth of our customer base may strain the capacity of our computer and telecommunications systems or lead to degradations in performance or system failure.

ANY DISRUPTION IN RECEIVING INFORMATION FROM THIRD PARTY INFORMATION PROVIDERS WILL DISRUPT OUR ABILITY TO PROVIDE TIMELY INFORMATION TO OUR CUSTOMERS

         We depend on the timely receipt of information feeds and computer downloads from third parties. Any loss, interruption or disruption of the transmission of this information to our news consolidation facility would result in delay, loss, interruption or disruption of the transmission to the end users. In addition to affecting customers of our information providers, these events would adversely affect customers of our services. These disruptions could result in those customers terminating, or failing to renew, their contracts with us. In either case, our business could be materially and adversely affected.

         We also depend largely on the integrity, capability, and maintenance of third party controlled systems, including satellites and the Internet. The loss or disruption of any facility or equipment, or the interruption of any facility's or equipment's transmission capabilities, could adversely affect our ability to broadcast services and information. It could also cause one or more of our customers to terminate their contracts with us or fail to renew their contracts. Our Digital Media services use a third party shared satellite uplink facility in Raleigh, North Carolina, as well as third party FM radio transmission facilities. Similarly, our WaveTop and Virgin JamCast services use PBS member station television broadcast facilities to broadcast and deliver these services. We do not control any of these facilities or equipment.

WE MAY EXPERIENCE DIFFICULTIES AND DELAYS IN MIGRATING OUR TECHNOLOGY TO THE NEW ADVANCED TELEVISION SYSTEM FORMAT WHICH COULD RESULT IN AN INABILITY TO TRANSMIT DATA AND A CONSEQUENTIAL LOSS OF CUSTOMERS

         The television broadcast industry is in the process of migrating to a new advanced television system format. This format will enable television broadcasters to transmit digital programming and non-programming related data at high speeds using a digital television signal. We may experience unanticipated difficulties and delays in adapting our analog signal-based data broadcasting products and services, such as WaveTop and Virgin JamCast, to the digital-based advanced television system format when it becomes available. Most U.S. and other television broadcasters, including PBS member stations, currently use analog signals. When the digital-based advanced television system format achieves widespread implementation, we will be required to adapt our analog television signal-based data broadcasting products and services to be compatible. If we experience significant difficulties or delays in migrating to the digital format, it could result in a loss of customers or an inability to transmit data, which could have a material adverse effect on our business.

THE FCC MAY REVOKE OR NOT RENEW LICENSES UPON WHICH WE DEPEND TO PROVIDE OUR SERVICES TO CUSTOMERS

         We must comply with regulations issued by the Federal Communications Commission. Specifically, the FCC requires broadcasters in television, radio and other media to obtain and maintain licenses to transmit information. As described below, the FCC has the right to revoke a license and may elect not to renew a license after its expiration. If we or any third party broadcaster on which we rely fails to maintain any required FCC licenses, our ability to provide our services may be disrupted.

         TELEVISION. In the United States, broadcast television transmissions are subject to regulation by the FCC. Although we are not currently required to hold an FCC license to provide our broadcasting services, third parties on which we rely are or may be required to obtain or maintain FCC licenses to provide their services to us. In addition, the services we provide may require us to obtain an FCC license in the future. If we or a third party on which we rely fails to obtain or maintain any required FCC license, we may be unable to provide our broadcast services on a continuous basis.

         FM SUBCARRIERS. We have entered into contracts with various FM licensees to lease their subcarriers to broadcast data. An FM license is granted for a period of seven years and may be renewed by the FCC for like terms. However, there is no guarantee that the licenses for the FM stations we use will be renewed. Although we believe that adequate alternative FM stations would be available for our use, any delay in finding alternative stations, or the terms upon which they would be willing to supply their services, could adversely affect our business. We are not currently required to hold an FCC license to act as a private carrier to use FM subcarrier channels. If in the future we are required to hold an FCC license in order to use these FM subcarriers, there is no assurance we will be granted one.

         SATELLITE UPLINKS. We currently hold two FCC licenses for satellite uplinks in Salt Lake City, Utah. Our satellite uplink licenses are subject to renewal. There can be no assurance that these licenses will be renewed upon their expiration on October 23, 2002, and January 16, 2008. These licenses may be revoked for cause. Failure to renew, or revocation of, either or both of our FCC licenses for satellite uplinks could have a material adverse affect on our business. We also share a satellite uplink facility in Raleigh, North Carolina. This facility is required to hold a license from the Federal Communications Commission in order to broadcast information via satellite transmission. If this transmission facility were to fail to obtain any required license from the FCC, fail to maintain its license, or fail to have a required license renewed by the FCC, we would be unable to transmit information using this facility.

         ADVANCED TELEVISION SYSTEM FORMAT. While Congress specifically authorized the use of the advanced television system format in the legislation adopting the format, the FCC has not issued final regulations regarding the transmission of non-programming related content in the format. If we migrate our analog signal-based data broadcasting services to the new digital format, we will become subject to any regulations adopted by the FCC governing transmission of content in that format.

WE MAY NOT BE ABLE TO RAISE THE SUBSTANTIAL ADDITIONAL CAPITAL REQUIRED TO EXECUTE OUR BUSINESS PLAN

         We expect to continue to incur significant operating expenses in continuing to develop and market our products and services. Although we believe currently available funds and capital resources will be sufficient to meet anticipated needs for capital through mid 2000, we expect that we will need substantial additional capital to fully implement our business plan beyond mid 2000. We also may need to raise additional funds in order to acquire complementary businesses, products, or technology. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to execute our business plan or take advantage of our business opportunities. In addition, if we elect to raise capital by issuing additional shares of stock, existing shareholders may incur dilution.

OUR BUSINESS IS LIKELY TO BE HURT IF WE ARE UNABLE TO KEEP OUR SENIOR EXECUTIVE OFFICERS AND KEY EMPLOYEES

         We rely considerably on the abilities of our founder and Chief Executive Officer, David E. Deeds. We also depend to a significant extent upon the performance of our other senior executive officers. We have not entered into employment agreements with any of our senior executive officers and are not the beneficiary of life insurance on any of them. Although we have agreements with some members of management not to compete with us, there can be no assurance that these agreements will be enforceable or effective in retaining these individuals. As a result, we may lose one or more key individuals to resignation or death and may be unable to adequately replace these individuals. In addition, our products and services are highly technical and require key employees with high levels of technical expertise. Demand for these individuals, particularly in the locations where we operate, is very high. The loss of the services of any of our key employees, or the failure to attract and retain qualified personnel to replace them, could have a material adverse effect on our business.

A LARGE PORTION OF OUR REVENUE COMES FROM A SMALL NUMBER OF CUSTOMERS, THE LOSS OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS

         A significant percentage of our revenue comes from a relatively small group of customers. Although we believe that our current relationships with our customers are generally good, the loss of one or more of our major customers could have a material adverse effect on our operating results.

AS AN INTERNET-BASED COMPANY OUR COMMON STOCK PRICE IS UNUSUALLY VOLATILE, WHICH MAY IMPEDE OUR ABILITY TO RAISE CAPITAL, AND CAUSE OUR INVESTORS TO LOSE MONEY

         The market price of our common stock, like the stock of many other technology companies, particularly those involved in Internet-related businesses and e-commerce, has been highly volatile. In addition, we have experienced, and may continue to experience, significant fluctuations in revenues and operating results from period to period, which tends to increase the volatility of our common stock price. Factors that affect volatility include:

         -       unexpected fluctuations in our operating results;

         - announcements of technological innovations and new products by us or our competitors;

         -       increases in governmental regulation;

         - developments or changes in legislation affecting the industries in which we operate;

         - developments in our patent or other proprietary rights or those of our competitors;

         - analyst reports, media stories, news broadcasts, and interviews; and

         - market conditions for technology and Internet-related stocks in general.




OUR SHARES MAY BE DELISTED IF CERTAIN EVENTS OCCUR

         Although we do not believe shareholder approval was required to issue the Series D Preferred Shares, if at any time the number of shares previously issued and then issuable upon conversion of the Series D Preferred Shares equals or exceeds 15% of the shares of our Common Stock outstanding on October 4, 1999, we are required to obtain at the latest and we are required to seek shareholder approval at our next annual shareholder meeting. If the number of shares issued upon conversion of the Series D Preferred Shares equals 20% of the number of shares of Common Stock outstanding on October 4, 1999 and we have not received shareholder approval, we will be required to redeem the remaining preferred shares. If we fail to redeem the remaining preferred shares, we may be required to voluntarily delist our shares from Nasdaq. In that event, trading in our shares would likely decrease substantially, and the price of our common shares may decline.


OUR GOVERNING DOCUMENTS AND INDIANA LAW CONTAIN PROVISIONS THAT COULD PREVENT TRANSACTIONS IN WHICH YOU WOULD RECEIVE A PREMIUM FOR YOUR STOCK

         Our Articles of Incorporation and the Indiana Business Corporation Law contain provisions that could have the effect of delaying, deferring, or preventing a change in control and the opportunity to sell your shares at a premium over current market prices. Although intended to protect Wavo Corporation and its shareholders from unwanted takeovers, their effect could hinder or prevent transactions in which you might otherwise receive a premium for your common stock over then-current market prices, and may limit your ability to approve transactions which may be in your best interests. As a result, the mere existence of these provisions could adversely affect the price of our common stock.

WE ARE SUBJECT TO RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS AND DO NOT INTEND TO PAY ANY DIVIDENDS

         We have not paid any dividends on the common stock, and do not plan to pay any dividends on the common stock for the foreseeable future. The provisions of the Series 1994 Preferred Shares and the Series D Preferred Shares prohibit the payment of dividends on the common stock unless the dividends on those preferred shares are first paid and we get the consent of the holders of the Series D Preferred Shares. In addition, although our credit facility does not include any specific prohibitions on the payment of dividends, it does include various financial covenants that could have the effect of limiting cash dividend or redemption payments. The Indiana Business Corporation Law includes limitations on the ability of corporations to pay dividends on or to purchase or redeem their own stock. Accordingly, you should not expect that dividends will be paid on your common stock.


THE CONVERSION OF THE SERIES D PREFERRED SHARES AND THE EXERCISE OF THE RELATED WARRANTS COULD RESULT IN SUBSTANTIAL NUMBERS OF ADDITIONAL SHARES BEING ISSUED IF OUR MARKET PRICE DECLINES

         - The Series D Preferred Shares convert at a floating rate based on the market price of our Common Stock. As a result, the lower our price at the time the holder converts, the holder will receive an increasingly greater number of shares.

         - To the extent Series D Preferred Shares are converted and then sold into the market, the price of our Common Stock may decrease due to the additional shares in the market. This may result in an increasingly greater number of shares being issued upon future conversions of the Series D Preferred Shares, sales of which could further depress the price of our Common Stock.

         - If the sale of large amounts of our Common Stock as Series D Preferred Shares results in a decline in the price of our Common Stock, this event may encourage short sales. Short sales could place further downward pressure on the price of the Common Stock.

         - The conversion of the Series D Preferred Shares may result in substantial dilution to the interests of other holders of our Common Stock since each holder may ultimately sell the full amount of Common Stock received upon conversion. In this regard, even though each selling shareholder may not convert its Series D Preferred Shares into more than 4.99% of our then outstanding Common Stock, this restriction does not prevent a selling shareholder from selling some of its holdings. In this way, an individual selling shareholder could eventually sell more than 4.99% of our outstanding Common Stock while never holding more than 4.99% at any specific time.


WE RELY ON COMPUTER HARDWARE, SOFTWARE, AND INTERNET-BASED TECHNOLOGY THAT COULD HAVE YEAR 2000 PROBLEMS AND ADVERSELY AFFECT THE DELIVERY OF OUR SERVICES TO CUSTOMERS

         We rely extensively on computer hardware, software and related technology, together with data, in the operation of our business. This technology and data are used in creating and delivering our products and services, and in our internal operations, such as billing and accounting. We have initiated an enterprise-wide program to evaluate the technology and data used in the creation and delivery of our products and services, and in our internal operations. If we fail to complete the implementation of our Year 2000 plan prior to the commencement of the Year 2000, or our customers and suppliers fail to successfully remediate their own Year 2000 issues, it could materially adversely affect us. The program utilizes a Year 2000 "team" which includes executive officers. The team must identify Year 2000 issues and develop and implement a plan to handle them. The plan includes resolving any Year 2000 issues that are related to our customers and suppliers. However, there can be no assurances that these third parties will successfully remediate their own Year 2000 issues over which we have no control.

WE MAKE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS THAT MAY NOT PROVE TO BE ACCURATE

         This prospectus contains or incorporates forward-looking statements including statements regarding, among other items, our business strategy, growth strategy, and anticipated trends in our business. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that this is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations. They are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth in "Risk Factors" and "WAVO Corporation", describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                 USE OF PROCEEDS

         The selling shareholders will receive all of the proceeds from the sale of the common stock offered under this prospectus.

                              SELLING SHAREHOLDERS


         The shares of common stock being offered by the selling shareholders are issuable (1) upon conversion of the Series D Preferred Shares, (2) as dividends on the Series D Preferred Shares, or (3) upon exercise of the related warrants. For additional information about the Series D Preferred Shares, see "Description of Securities - Series D Preferred Shares." We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time. Except for the ownership of the Series D Preferred Shares and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

         The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists, for each selling shareholder, the number of shares of common stock (based on its ownership of Series D Preferred Shares and related warrants) which would have been issuable to the selling shareholders on November 1, 1999 upon conversion of all Series D Preferred Shares and exercise of all warrants held by such selling shareholder on that date. Our calculations of the number of shares of common stock into which the selling shareholders may convert the Series D Preferred Shares or exercise the warrants in the second column assumes a conversion price for the Series D Preferred Shares of $3.9172, which represents the lowest dollar-volume weighted average price during the six consecutive trading days through and including November 1, 1999. Because conversion of the Series D Preferred Shares is based on a formula that depends on the market price of our common stock, the numbers listed in the second column may fluctuate from time to time. The third column lists each selling shareholder's pro rata portion (based on its ownership of Series D Preferred Shares) of the 7,026,826 shares of common stock being offered by this prospectus. We determined the number of shares of common stock to be offered for resale by this prospectus by agreement with the selling shareholders and in order to adequately cover a reasonable increase in the number of shares required. The number of shares that will actually be issued may be more or less than 7,026,826 shares being offered by this prospectus, because the conversion of the Series D Preferred Shares into common stock is based on a formula that depends upon the market price of our common stock. The fourth column assumes the sale of all of the shares offered by each selling stockholder.

         Under the Articles of Amendment of our Articles of Incorporation for the Series D Preferred Shares and under the terms of the warrants, no selling shareholder can convert Series D Preferred Shares or exercise the warrants, respectively, to the extent such conversion or exercise would cause such selling shareholder's beneficial ownership of our common stock (other than shares deemed beneficially owned through ownership of unconverted shares of the Series D Preferred Shares or unexercised warrants) to exceed 4.99% of the outstanding shares of our common stock. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."


                                              COMMON SHARES            COMMON SHARES          COMMON SHARES
NAME OF SELLING SHAREHOLDER                BENEFICIALLY OWNED             OFFERED              OWNED AFTER         PERCENTAGE
---------------------------               PRIOR TO THE OFFERING      BY THIS PROSPECTUS         OFFERING            OF CLASS
                                          ---------------------      ------------------         ---------           --------

                                              2,379,320(3)              3,513,413(5)
HFTP Investment, L.L.C.(1)                                                                          0                  0%

Leonardo, L.P.(2)                             2,379,320(4)              3,513,413(5)                0                  0%

(1) Promethean Investment Group, LLC, a New York limited liability company ("Promethean"), serves as investment advisor to HFTP Investment, L.L.C. ("HFTP") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP.

(2) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of AG Super Fund International Partners, L.P., Leonardo, L.P. and Raphael, L.P., and is the investment advisor of GAM Arbitrage Investment, Inc. (collectively, the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities. The ownership information for each of the Angelo Gordon Entities does not include the ownership information for the other Angelo Gordon Entities. Angelo Gordon and each of the Angelo Gordon Entities disclaim beneficial ownership of the shares held by the other Angela Gordon Entities. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael R. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of A.G. Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon.

(3) Includes up to 1,929,320 shares of Common Stock issuable on November 1, 1999, upon conversion of the Series D Preferred Shares at an assumed conversion price of $3.9172, and up to 450,000 shares of common stock issuable upon the exercise of the warrant issued in connection therewith held of record by HFTP Investment, L.L.P.

(4) Includes up to 1,929,320 shares of Common Stock issuable on November 1, 1999, upon conversation of the Series D Preferred Shares at an assumed conversion price of $3.9172, and up to 450,000 shares of common stock issuable upon exercise of the warrant issued in connection therewith held of record by Leonardo, L.P.


(5) In accordance with the Registration Rights Agreement between us and these selling shareholders, the number of shares shown as offered by this prospectus represents 150% of the number of shares issuable upon conversion of the Series D Preferred Shares as described in notes (3) and (4), plus an estimated 382,927 shares issuable as dividends thereon and 900,000 shares issuable upon exercise of the warrants.


                            DESCRIPTION OF SECURITIES

         We are authorized to issue up to 100,000,000 shares of common stock and 25,000,000 preferred shares. As of December 15, 1999, 28,924,230 shares of common stock were issued and outstanding, and a total of 503,463 preferred shares were issued and outstanding.


         Of the 28,924,230 shares of common stock outstanding on December 15, 1999, this amount does not include the 2,702,954 shares of common stock issuable upon exercise of currently outstanding warrants, and 7,699,395 shares of common stock reserved for issuance upon exercise of currently outstanding stock options.

         The following summary of certain provisions of the common stock and preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by, our amended Articles of Incorporation, Restated Code of Bylaws, and by the provisions of applicable law.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available, and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription, or conversion rights. The common stock is not subject to assessment and has no redemption provisions.

PREFERRED STOCK

         Our Board of Directors has the authority, without further action by the shareholders, to issue a total of up to 25,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any series of unissued preferred shares and to determine the number of shares constituting any series and the designation of the series, without any further vote or action by the shareholders.


         SERIES D PREFERRED SHARES



         On October 4, 1999, we issued 1,500 shares of our Series D Convertible Preferred Stock, $10,000 par value per share, and warrants to purchase 900,000 shares of our common stock in a private placement to institutional investors. The net proceeds of the offering, after expenses, were approximately $13,925,000. Donaldson, Lufkin & Jenrette served as our placement agent for this transaction. The Series D Preferred Shares carry a dividend rate of 10% per annum, payable quarterly or upon conversion or redemption and which may be paid in cash or common stock, and are non-voting. The shares of Series D Preferred Stock mature on April 6, 2001, subject to extension in certain circumstances, at which time the Preferred Shares will be redeemed or converted at our option. The conversion price of the Series D Preferred Shares will be 100% of the lowest dollar-volume weighted average price of our common shares for any day during the six trading days ending on and including the conversion date, provided that the conversion price may not exceed $10.00. From the date of issuance of the Series D Preferred Shares through October 4, 2000, the holders may not convert any Series D Preferred Shares, except as described below. This restriction does not apply if certain events occur, including:

         -        during the period we trigger a mandatory conversion;

         - the delisting or suspension or the threatened delisting or suspension from trading of our common stock;

         - the occurrence of a change of control or the announcement of a pending change of control;

         - the closing bid price of our common stock is less than $3.00 for 30 consecutive trading days,

         - we do not have access to our credit facility with Silicon Valley Bank (or a substantially identical credit facility with another bank);

         - after we issue convertible securities at a variable conversion price;

         - on any date after June 30, 2000 on which the closing bid price is less than $5.80125 for 15 consecutive trading days;

         - after June 30, 2000 unless we meet certain financial and other conditions;

         - with respect to any conversions at a conversion price of $10.00;

         - with respect to an amount of Preferred Shares equal to the consideration we receive from the issuance of equity securities after October 4, 1999; or

         - after there has occurred an event described as a triggering event in the Articles of Amendment which generally covers circumstances which represent a material default under our obligations in the Articles of Amendment.

         In addition, no holder may convert any Series D Preferred Shares exceeding the number of shares which, upon giving effect to such conversion, would cause the holder's beneficial ownership to exceed 4.99% of the common stock then outstanding (excluding any shares of common stock underlying Series D Preferred Shares which have not been converted and warrants which have not been exercised).

          The number of shares of common stock to be issued upon conversion of a Series D Preferred Share is determined by dividing the sum of $10,000 plus accrued and unpaid dividends by the conversion price. Subject to certain limitations discussed below, at any time prior to October 5, 2000, we have the right to require conversion of any or all of the outstanding Series D Preferred Shares. Among the conditions to our ability to require conversion of the Series D Preferred Shares are the following:

         - a registration statement covering the resale of at least 7,026,826 shares of common stock issued and issuable upon conversion of the Series D Preferred Shares, dividends on the Series D Preferred Shares and exercise of the related warrants has been effective for at least 10 days;

         - the common stock has been listed on a national market or exchange since the Series D Preferred Shares were issued and no delisting or suspension is threatened;

         - from October 4, 1999 through the required conversion date, we have timely delivered shares of common stock upon conversion of the Series D Preferred Shares and exercise of the related warrants and we have been in compliance in all material respects with and have not breached in any material respects the documents governing the investment in the Series D Preferred Shares and the warrants;

         - there has been no public announcement by us of a pending change of control; and

         - we must give written notice to the holders of the Series D Preferred Shares of our election to require conversion of a certain number of Series D Preferred Shares during the period beginning on the date after our notice and ending between 10 and 60 business days after the date following our notice.

         In addition, we have the right, provided certain conditions are satisfied, to redeem any outstanding Series D Preferred Shares prior to October 5, 2000 for cash, in whole or in part, at 110% of par plus accrued dividends.

         The conditions to our right to redeem Series D Preferred Shares include, among others:

         - a registration statement covering the resale of at least 7,026,826 shares issued or issuable upon conversion of the Series D Preferred Shares, dividends and exercise of the related warrants has been effective for at least 30 days;

         - the common stock has been listed on a national market or exchange for at least 30 days prior to such redemption; and

         - from October 4, 1999 through the redemption date, we have timely delivered shares of common stock upon conversion of the Series D Preferred Shares and exercise of the related warrants and we have been in compliance in all material respects with and have not breached in any material respects the documents governing the investment in the Series D Preferred Shares and the warrants.



         We may pay dividends on the Series D Preferred Shares in cash or shares of our common stock. If we choose to pay dividends in shares of our common stock, the number of shares to be issued in payment of the dividend on each Series D Preferred Share will be equal to the quotient determined by dividing:

         (a) an amount equal to the product of: (.10)(N/365)($10,000), where N equals the number of days from the previous dividend date, or the issuance date if no dividend date has occurred, through the applicable date of determination, plus any default interest; by

         (b) the Applicable Daily Price as of the date that is two trading days immediately prior to the applicable dividend date.



         For purposes of this calculation, Applicable Daily Price will be equal to the lowest weighted average price of our common stock during the six consecutive trading days ending on and including the date of determination. For example, if the lowest weighted average price of our common stock during the six trading days ending on the second trading day prior to January 1, 2000 is $4.00 per share, we would be required to issue 60 shares of common stock per Series D Preferred Share in lieu of a cash dividend, calculated as follows:



                            (.10)(88/365)($10,000) =    60.27
                           _______________________   ___________
                                    $4.00



         We will not have the right to pay dividends in shares of our common stock if a triggering event (as defined in Section 3(b) of the Articles of Amendment relating to the Series D Preferred Shares) has occurred and is continuing or the registration statement covering the shares of common stock underlying the Series D Preferred Shares is not effective and available for resale of all shares required to be registered.



         The warrants to purchase the 900,000 shares of our common stock are exercisable at the price of $4.641 per share, subject to certain antidilution adjustments. We intend to use the proceeds of this funding for working capital and to grow our business. In addition, subject to satisfaction of certain conditions, we may elect to sell an additional $5 million of Series D Preferred Shares to the investors.

         The following table sets forth the number of shares of Common Stock we would be required to issue upon conversion of all 1,500,000 Series D Convertible Preferred Shares outstanding at the applicable conversion price of $3.931 per share of Common Stock as of December 15, 1999, and the resulting percentage of our total shares of Common Stock outstanding after such a conversion. The table also sets forth the results of such calculations assuming (i) increases of 25%, 50% and 75% in the applicable conversion price; (ii) decreases of 25%, 50% and 75% in the applicable conversion price; and (iii) the fixed conversion price of $10.00 which is the maximum permitted conversion price.


 ASSUMED CONVERSION          NO. OF SHARES OF             PERCENTAGE OF
  PRICE PER SHARE             COMMON STOCK              OUTSTANDING COMMON
 OF COMMON STOCK      ISSUABLE UPON CONVERSION(1)    STOCK AFTER CONVERSION(1)
-------------------   ---------------------------    -------------------------

  $3.931                     3,815,823                         11.6%
  $4.914  (+25%)             3,052,503                          9.5%
  $5.897  (+50%)             2,543,666                          8.0%
  $6.879  (+75%)             2,180,549                          7.0%
  $10.00  (Maximum)          1,500,000                          4.9%
  $2.948  (-25%)             5,088,195                         14.9%
  $1.966  (-50%)             7,629,705                         20.7%
  $ .983  (-75%)            15,259,410                         34.4%

1 ) The number of shares of Common Stock issuable upon conversion and the percentage of outstanding Common Stock after such conversion do not take into account any shares of Common Stock which may be issuable as dividends on the Series D Convertible Preferred Shares or upon exercise of the warrants issued in connection with the sale of the Series D Convertible Preferred Shares. If the Series D Convertible Preferred Shares had been converted in full and the related warrants had been fully exercised as of December 15, 1999, the Company would have been required to issue 75,271 additional shares as payment for accrued dividends and 900,000 additional shares upon the exercise of the related warrants.


         SERIES 1994 PREFERRED SHARES

         We have authorized, issued and outstanding 501,963 of our Series 1994 Cumulative Convertible Preferred Shares. These shares have a stated value of $11.00 per share and are convertible at any time into common stock at $11.00 per share. The conversion provisions are subject to adjustment if there is a stock split, dividend, distribution, reorganization, reclassification, merger, consolidation, share exchange, or other similar corporate transaction. Cumulative dividends on the shares accrue at the rate of 10% per annum and are payable when declared by the Board of Directors. We may not pay dividends on the common stock or other series junior to these preferred shares unless all accrued dividends have been paid on the latter. On liquidation, the holder of the preferred shares will be entitled to receive, before any distribution to holders of our common stock or other series junior to the preferred shares, liquidation distributions equal to the stated value of $11.00 per preferred share, plus accrued and unpaid dividends. We may redeem the preferred shares at any time, on at least 30 days written notice, at the redemption price of $11.00 per share, plus accrued and unpaid dividends, provided that the redemption has been approved by a majority of the Board of Directors who are not holders of the preferred shares. The preferred shares have no voting rights except as otherwise provided by law or the Articles of Incorporation. David E. Deeds, the Chairman and Chief Executive Officer, owns all of the Series 1994 Preferred Shares.

         SERIES A, SERIES B, AND SERIES C PREFERRED SHARES

         We were authorized to issue, and in the past did issue, three separate series of convertible preferred shares called the Series A, Series B, and Series C Convertible Preferred Shares, all with varying provisions. All of these preferred shares have been converted into common stock and are no longer outstanding.

WARRANTS

         As of the date of this prospectus, we have the following warrants outstanding:

         - We issued warrants to purchasers of our Series C Preferred Shares. Warrants to purchase up to 545,454 shares of common stock remain outstanding. The exercise price of these warrants is $8.80 per share, which is equal to 115% of the average of the closing sale prices of the common stock for the five trading days immediately preceding the date we issued the Series C Preferred Shares. These warrants expire on July 24, 2000.

         - In connection with the sale of our Series D Preferred Shares, we issued warrants to purchase up to 900,000 shares of common stock. The exercise price of these warrants is $4.641 per share. These warrants expire on October 4, 2004. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

         - We issued a warrant to Castle Creek Technology Partners, LLC in connection with a private placement. This warrant enables Castle Creek to purchase an aggregate of 250,000 shares of common stock at a purchase price of $11.89 per share. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of a stock split, reverse stock split, or distribution to shareholders. The warrants expire on March 25, 2004.

         - In connection with the formation of JamCast.com, we issued to Virgin Entertainment Group, Inc. warrants to purchase an aggregate of 1,000,000 shares of our common stock. Warrants to purchase 500,000 shares are exercisable at $4.00 per share and expire on September 14, 2001. Warrants to purchase the remaining 500,000 shares are exercisable at $5.00 per share and expire on September 14, 2004.

         - In connection with a loan modification agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase 7,500 shares of our common stock. The warrants are exercisable at $5.42 per share. The Warrants expire on September 24, 2002. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for our common stock is American Securities Transfer & Trust, Inc.

CHARTER PROVISIONS AND EFFECTS OF INDIANA LAW

         Our Articles of Incorporation require that proposals for consideration at a meeting of shareholders must be submitted to the Secretary not later than the earlier of:

         -        270 days after the adjournment of the previous annual meeting;
                  or

         - the close of business on the seventh day following the date on which notice of the meeting is given to shareholders.

         Under the Indiana Business Corporation Law, any person who acquires 10% of the voting power of the common stock of a corporation is considered an "interested shareholder." For a period of five (5) years after an acquisition, certain business combinations between Wavo Corporation and the interested shareholder are prohibited, unless prior to the acquisition of that common stock by the interested shareholder, the Board of Directors approves the acquisition of common stock or the business combination. After the five-year period, only the following three types of business combinations between Wavo Corporation and the interested shareholder are permitted:

         - a business combination approved by the Board of Directors before the acquisition of common stock by the interested shareholder;

         - a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and

         - a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per share paid by the interested shareholder.

In addition, under Indiana law, a party acquiring Wavo Corporation common stock may lose the right to vote some or all of those shares if the acquisition results in that party holding greater than 20%, 33%, or 50% of the outstanding shares of Wavo Corporation. An acquiring party can avoid the loss of the right to vote these shares if the right to vote is approved by shareholders holding a majority of the "disinterested" common stock, and, if authorized by a provision of our Articles of Incorporation or Bylaws adopted before the time that party became an interested shareholder, permit the redemption of the acquiring party's common stock. We have not adopted this kind of a redemption provision.

                              PLAN OF DISTRIBUTION

         The selling shareholders (or, subject to applicable law, their pledgees, donees, distributees, transferees, or successors in interest) are offering shares of our common stock, which are issuable to them upon conversion of the Series D Preferred Shares, in lieu of cash dividends on the Series D Preferred Shares, and upon exercise of warrants that they acquired from us in a private placement transaction. This prospectus covers the selling shareholders' resale of up to 7,026,826 shares of our common stock that we may issue to them upon conversion of the Series D Preferred Shares, as payments of dividends thereon and upon exercise of the related warrants, as well as any additional shares that may become issuable upon conversion of the Series D Preferred Shares or exercise of the warrants because of stock splits, stock dividends and other similar transactions.

         In connection with our issuance to the selling shareholders of the Series D Preferred Shares and the related warrants, we subsequently filed a registration statement on Form S-3 with the Commission. That registration statement covers the resale of the common stock from time to time on the Nasdaq National Market or in privately negotiated transactions. This prospectus forms a part of that registration statement. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep it effective until this prospectus is no longer required for the selling shareholders to sell their shares of common stock and to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the selling shareholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incident to the filing of the registration statement, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

         The selling shareholders may sell the shares of common stock described in this prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or gift their shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of common stock. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

         The selling shareholders may sell shares of common stock from time to time in one or more transactions:

         -        at fixed prices that may be changed,

         -        at market prices prevailing at the time of sale, or

         - at prices related to such prevailing market prices or at negotiated prices.

         The selling shareholders may offer their shares of common stock in one or more of the following transactions:

         - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

         -        in the over-the-counter market,

         -        in privately negotiated transactions,

         -        through options,

         -        by pledge to secure debts and other obligations,

         -        by a combination of the above methods of sale, or

         -        to cover short sales made pursuant to this prospectus.

         In effecting sales, broker or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.


         The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling shareholder has advised us that it has purchased the Series D Preferred Shares and related warrants in the ordinary course of its business, and at the time the selling shareholder purchased the Series D Preferred Shares and related warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.


         Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any such other person.

                                 LEGAL OPINIONS

         Barnes & Thornburg, of Indianapolis, Indiana, will pass upon the validity of the common stock offered under this prospectus.

                                     EXPERTS

         The consolidated financial statements of Wavo Corporation, (formerly known as WavePhore Corporation) appearing in our Annual Report (Form 10-K) for the years ended December 31, 1998 and 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon the report given upon the authority of Ernst & Young LLP, as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         GOVERNMENT FILINGS: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

         STOCK MARKET: Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         REGISTRATION STATEMENT: We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about Wavo Corporation and the common stock offered under this prospectus.

         INFORMATION INCORPORATED BY REFERENCE: The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

         - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;


         - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;


         - our Proxy Statement for the 1998 Annual Meeting of Security Holders, dated April 26, 1999;

         -        our Current Report on Form 8-K, including Exhibits, filed June
                  4, 1999;


         - our Current Report on Form 8-K, including Exhibits, filed October 5, 1999;

         - our Current Report on Form 8-K, including Exhibits, filed November 10, 1999; and


         - the description of our capital stock contained in our registration statement on Form 8-A, including all amendments or reports filed for the purpose of updating the description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

         You may request free copies of these filings by writing or telephoning us at the following address:

                  Investor Relations
                  Wavo Corporation
                  3131 E. Camelback Road, Suite 320
                  Phoenix, Arizona 85016
                  (602) 952-5500.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF INSURANCE AND DISTRIBUTION

         The following are the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by Wavo Corporation:

Securities and Exchange Commission Registration Fee                                  $     7,539
Nasdaq Listing Fee                                                                   $    17,500
Legal Fees and Expenses                                                              $     5,000
Accounting Fees and Expenses                                                         $     1,000
Transfer Agent Fees and Expenses                                                     $       500
Miscellaneous                                                                        $     1,000
                                                                                     -----------
TOTAL                                                                                $    32,539

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Unless limited by the Articles of Incorporation, the Indiana Business Corporation Law (the "IBCL") requires that a corporation indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation, against reasonable expenses incurred by the director in connection with the proceeding. The IBCL permits a corporation to indemnify an individual, made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if: (1) the individual's conduct was in good faith; and (2) the individual reasonably believed: (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interest; and (B) in all other cases, that the individual's conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, the individual either: (A) had reasonable cause to believe the individual's conduct was lawful; or (B) had no reasonable cause to believe the individual's conduct was unlawful. Unless a corporation's articles of incorporation provide otherwise, an officer of the corporation, whether or not a director, is entitled to mandatory and court-ordered indemnification to the same extent as a director; and the corporation may indemnify an officer, employee or agent of the corporation, whether or not a director, to the same extent as a director, and to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract. The indemnification provisions of the IBCL are not exclusive of any other rights to indemnification that a person may have under the corporation's articles of incorporation or bylaws, a resolution of the board of directors or of the shareholders, or any other authorization, whenever adopted, after notice, by a majority vote of all of the voting shares then issued and outstanding.

         The IBCL provides that a director is not liable for any action taken as a director, or any failure to take any action, unless: (1) the director has breached or failed to perform the duties of the director's office in compliance with Section 23-1-35-1 of the IBCL; and (2) the breach or failure to perform constitutes willful misconduct or recklessness. Section 23-1-35-1 of the IBCL provides that a director shall, based upon the facts then known to the director, discharge the duties as a director, including the director's duties as a member of a committee: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the director reasonably believes to be in the best interests of the corporation. In discharging the director's duties, a director is entitled to rely upon information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by: (1) one or more officers or employees of the corporation whom a director reasonably believes to be reliable and competent in the matters presented; (2) legal counsel, public accountants, or other persons as to matters the director reasonably believes are within the person's professional or expert competence; or (3) a committee of the board of directors of which the director is not a member if the director reasonably believes the committee merits confidence. A director is not acting in good faith if the director has knowledge concerning the matter in question that makes reliance otherwise permitted by the foregoing provisions unwarranted. A director may, in considering the best interests of a corporation, consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

         Wavo Corporation's Articles of Incorporation provide that the corporation must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the maximum extent permitted under the IBCL. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

         Wavo Corporation's Restated Code of Bylaws provide that the corporation must indemnify any individual who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or enterprise whether or not for profit, against liability and expenses, including attorneys fees, incurred by him in any action, suit or proceeding, whether civil, criminal, administrative, investigative, and whether formal or informal, in which he has been made or threatened to be made a party by reason of being or having been in any such capacity, or arising out of his status as such, except

         - in the case of any action, suit, or proceeding terminated by judgment, order or conviction, in relation to matters as to which he is adjudged to have breached or failed to perform the duties of his office and the breach or failure to perform constituted a willful misconduct or recklessness; and

         - in any other situation, in relation to matters as to which it is found by a majority of a committee composed of all directors not involved in the matter in controversy (whether or not a quorum) that the person breached or failed to perform the duties of his office and the breach or failure to perform constituted willful misconduct or recklessness.

         The directors and officers of Wavo Corporation are covered by an insurance policy indemnifying against certain liabilities which arise from their activities performed on behalf of Wavo Corporation, including liabilities under the Securities Act of 1933 in certain circumstances.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS


EXHIBIT NO.           EXHIBIT
-----------           -------
3.1                   Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to WAVO Corporation's Current Report on Form 8-K dated June 4, 1999).*

3.2                   Articles of Amendment to the Company's Articles of
                      Incorporation dated September 30, 1999 (incorporated by reference to Exhibit 3.1 to WAVO Corporation's Current
                      Report on Form 8-K filed as of October 5, 1999).*

3.3                   Restated Code of Bylaws (incorporated by reference to Exhibit 4.2 to the Company's
                      Registration Statement No. 33-80343 on Form S-8).*

4.1                   Form of Warrant issued to Selling Shareholders (incorporated by reference to Exhibit 4.1 to WAVO Corporation's Current Report on Form 8-K filed as of October 5, 1999).*

4.2 Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to WAVO Corporation's Current Report on
                      Form 8-K filed as of October 5, 1999).*

5                     Opinion of Barnes & Thornburg regarding legality.*

10.1 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to WAVO Corporation's Current Report on
                      Form 8-K filed as of October 5, 1999).*

23.1                  Consent of Ernst & Young LLP.*

23.2                  Consent of Barnes & Thornburg (included in Exhibit 5).*

24                    Power of Attorney (included on signature page of registration statement).*

* Previously filed.


ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on December 23, 1999.



                            WAVO CORPORATION

                            /s/ Kenneth D. Swenson
                            ----------------------------------------------------
                            Kenneth D. Swenson, Executive Vice President




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.




     SIGNATURE                                          TITLE                                          DATE

*/ s / David E. Deeds                        Chairman of the Board and Chief Executive Officer     December 23, 1999
-------------------------                    (Principal Executive Officer)
      David E. Deeds

*/ s / Peter M. White                        President and Director                                 December 23, 1999
-------------------------
      Peter M. White

/ s / Kenneth D. Swenson                     Executive Vice President, Chief Financial Officer,     December 23, 1999
-------------------------                    Treasurer (Principal Financial Officer and
      Kenneth D. Swenson                     Principal Accounting Officer) and Director


*/ s / Glenn Scolnik                         Director                                               December 23, 1999
-------------------------
      Glenn Scolnik

*/ s / J. Robert Collins                     Director                                               December 23 1999
------------------------
      J. Robert Collins

*By: / s / Kenneth D. Swenson
-----------------------------
           Kenneth D. Swenson
           Attorney-in-Fact

                                INDEX TO EXHIBITS



EXHIBIT NO.            EXHIBIT

3.1                    Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to
                       WAVO Corporation's Current Report on Form 8-K dated June 4, 1999).*

3.2                    Articles of Amendment to the Company's Articles of Incorporation dated September 30, 1999 (incorporated by reference to Exhibit 3.1 to WAVO Corporation's Current Report on Form 8-K filed as of October 5, 1999).*

3.3                    Restated Code of Bylaws (incorporated by reference to Exhibit 4.2 to the Company's Registration
                       Statement No. 33-80343 on Form S-8).*

4.1                    Form of Warrant issued to Selling Shareholders (incorporated by reference to Exhibit 4.1 to
                       WAVO Corporation's Current Report on Form 8-K filed as of October 5, 1999).*

4.2                    Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to WAVO Corporation's
                       Current Report on Form 8-K filed as of October 5, 1999).*

5                      Opinion of Barnes & Thornburg regarding legality.*

10.1                   Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to WAVO Corporation's
                       Current Report on Form 8-K filed as of October 5, 1999).*

23.1                   Consent of Ernst & Young LLP*

23.2                   Consent of Barnes & Thornburg (included in Exhibit 5).*

24                     Power of Attorney (included on signature page of registration statement).*



-----------
*Previously filed.